

03012756     STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED
MAR 1 2 2003
WASH.

SEC FILE NUMBER
8- 49448

### FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/0V__ AND ENDING __1V/31/0V__
                                      MM/DD/YY                      MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: dba; KIMBERLY CAPITAL CORP

Kamal Smith

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 GEORGE ROAD
                                    (No. and Street)

GLEN ROCK                    NJ                    07452
(City)                      (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAMAL SMITH          201-493-1934
                    (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPEN    ACCOUNTANT whose opinion is contained in this Report*

CHIPETINE, BERNARD
(Name — if individual, state last, first, middle name)

310 OLD COUNTRY RD. SUITE 201, GARDEN CITY NY, 11530
(Address)              (City)              (State)          Zip Code)

CHECK O
X CPA

c Accountant
tant
t resident in United States or any of its possessions.

(sideways text):
10-041470-C KIMBERLY CAPITAL CORP
MB-14 KAMAL P. SMITH, PRESIDENT
GLEN GEORGE ROAD
ROCK NJ 07452

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the f

# OATH OR AFFIRMATION

I, _KAMAL SMITH_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _KIMBERLY CAPITAL CORP._ , as of _DECEMBER 31_ , 20_03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_Kamal Smith_
Signature

_Pres._                           _2/18/03_
Title

_Notary Public_
JERROLD G. SILVERMAN
Notary Public, State of New York
No. 4854605
Qualified in Nassau County
Commission Expires March 10, 20C6

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KIMBERLY CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

## KIMBERLY CAPITAL CORP.
## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2002

*Bernard Chipetine, C.P.A.*

CERTIFIED PUBLIC ACCOUNTANT

310 OLD COUNTRY ROAD
GARDEN CITY, NEW YORK 11530

(516) 248-9300
FAX (516) 248-8711

## ACCOUNTANTS' AUDITED REPORT

Board of Directors
Kimberly Capital Corp.

I have audited the accompanying statement of financial condition of Kimberly Capital Corp. as of December 31, 2002 and the related statements of income changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimberly Capital Corp. at December 31, 2002, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Bernard Chipetine, CPA

Garden City, New York
January 23, 2003

KIMBERLY CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

## ASSETS

CURRENT ASSETS
    Net Receivable From Broker-Dealers
        & Clearing Organizations           $ 846
    Prepaid Expenses & Taxes           2,160
    Marketable Securities, At Market Value    6,832

    TOTAL CURRENT ASSETS                  $ 9,838

FIXED ASSETS
    Equipment & Automobiles, At Cost, Less
        Accumulated Depreciation of $28,449           31,980

OTHER ASSETS
    Security Deposit – (Restricted Cash)           15,000
    Securities Not Readily Marketable           3,300

    TOTAL ASSETS                        $60,118

## LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
    Accounts Payable, Accrued Expenses, &
        Other Liabilities                        $ 2,165

STOCKHOLDER'S EQUITY
    Common Stock, No Par Value, Authorized 200 Shares,
        Issued 200 Shares           $10,000
    Additional Paid In Capital           40,000
    Retained Earnings           7,953

    TOTAL STOCKHOLDER'S EQUITY           57,953

    TOTAL LIABILITIES AND
        STOCKHOLDER'S EQUITY           $60,118

The Accompanying Notes Are An Integral Part Of These Financial Statements.

## KIMBERLY CAPITAL CORP.
## STATEMENT INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---:|
| **REVENUES** | |
| Commissions | $ 15,557 |
| Principal Transactions | (1,966) |
| Other Income: | |
| Including Interest & Dividends | 404 |
| TOTAL REVENUES – NET OF LOSSES | 13,995 |
| | |
| **EXPENSES** | |
| Floor Brokerage, Exchange, & Clearance Fees | 1,753 |
| Communications & Data Processing | 1,506 |
| Interest Expense | 6 |
| Regulatory Dues, Fees & Expenses | 1,590 |
| Occupancy Costs | 2,859 |
| Other Expenses | 17,066 |
| TOTAL EXPENSES | 24,780 |
| | |
| LOSS BEFORE INCOME & FRANCHISE TAXES | (10,785) |
| PROVISION FOR INCOME & FRANCHISE TAXES | 218 |
| NET LOSS | $(11,003) |
| EARNINGS/(LOSS) PER SHARE OF COMMON STOCK | $ (55) |

The Accompanying Notes Are An Integral Part Of These Financial Statements.

CAPITAL STOCK

| | |
|---|---|
| Capital Stock – Authorized & Issued 200 Shares With No Par Value | $10,000 |
| Additional Paid In Capital | 40,000 |
| TOTAL CAPITAL – BEGINNING AND ENDING | 50,000 |

RETAINED EARNINGS

| | | |
|---|---|---|
| Retained Earnings – January 1, 2002 | $ 18,956 | |
| Net (Loss) | (11,003) | |
| Retained Earnings – December 31, 2002 | | 7,953 |
| TOTAL STOCKHOLDER'S EQUITY | | $57,953 |

The Accompanying Notes Are An Integral Part Of These Financial Statements.

# KIMBERLY CAPITAL CORP.
## STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
## FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated Borrowings At January 1, 2002                          $        0

Decreases:

   Payment of Stockholder's Loan                                            0

Subordinated Borrowings At December 31, 2002                        $        0

The Accompanying Notes Are An Integral Part Of These Financial Statements.

# KIMBERLY CAPITAL CORP.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

| | | |
|---|---:|---:|
| Net (Loss) | | $(11,003) |
| Adjustments To Reconcile Net Income To Net Cash | | |
| Used For Operating Activities: | | |
|     Depreciation & Amortization | $ 4,651 | |
|     Loss On Sale Of Marketable Securities | 3,634 | |
|     Unrealized Gain On Securities | (1,668) | |
| Changes In Assets & Liabilities | | |
|     Net Receivable From Broker-Dealers | | |
|       & Clearing Organizations | (500) | |
|     Prepaid Expenses & Taxes | 250 | |
|     Income & Franchise Taxes | 557 | |
|     Accounts Payable, Accrued Expenses & | | |
|       Other Liabilities | 399 | |
|     TOTAL ADJUSTMENTS | | 7,323 |
|     NET CASH USED FOR OPERATING ACTIVITIES | | (3,680) |

CASH FLOWS FROM INVESTING ACTIVITIES

| | | |
|---|---:|---:|
|     Proceeds From Sale of Marketable Securities | 18,430 | |
|     Purchase Of Marketable Securities | (14,750) | |
|     NET CASH PROVIDED BY INVESTING ACTIVITIES | | 3,680 |
| CASH AND CASH EQUIVALENTS – January 1, 2002 | | 0 |
| CASH AND CASH EQUIVALENTS – December 31, 2002 | | $ 0 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

| | | |
|---|---|---:|
| Cash Paid During The Period For: | Income & Franchise Taxes | $ 0 |
| | Interest Expense | $ 6 |

The Accompanying Notes Are An Integral Part Of These Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS:
   The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a New Jersey Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES:
   a) The Company is engaged in a single line business as a securities broker-dealer.

   b) Securities Transactions:
      Proprietary securities transactions is regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities are entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on the settlement date basis with related commission and expenses reported on the trade date basis.

   c) Marketable Securities are valued at market value.

   d) Commissions:
      Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   e) Income Taxes:
      The Company has elected to have its income taxed under the provisions of Subchapter "S" of the Internal Revenue Code, Section 1372. Under those provisions, the Corporation does not pay federal income taxes on its taxable income. Instead, the Shareholder is taxed on her share of the Company's taxable income. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

   f) Depreciation:
      Equipment is stated at acquisition cost. Depreciation is computed by the straight-line and various accelerated methods over the estimated useful life of the property. Maintenance and repairs are charged to expenses when incurred and renewals and betterments are capitalized.

      The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are eliminated from the accounts and any resulting gain or loss is reflected in income.

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Pursuant to SEC Rule 17a-5(a)(4), there are no differences in the firms computation of net capital compared with the computations contained in this report.

SCHEDULE I

KIMBERLY CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL
Total Stockholder's Equity                                               $57,953

Total Stockholder's Equity Qualified For Net Capital                     $57,953
Add:
    Subordinated Stockholder's Loan                           0
    Allowable-Credit-Deferred Income Taxes Payable            0

    TOTAL CAPITAL                                        57,953

Deductions and/or Changes:
    Non-allowable Assets:
    Equipment And Automobiles – Net              $31,981
    Prepaid Expenses And Taxes                     2,160
    Marketable Securities - Warrants               3,300

    TOTAL ADJUSTMENTS                                    37,441

Net Capital Before Haircut On Securities Positions
    Haircuts On Securities                               20,512
    Stocks                                         1,025
    Money Market Funds                               300      1,325

    NET CAPITAL                                         $19,187

Aggregate Indebtedness
    Other Accounts Payable & Accrued Expenses           $ 2,165

Computation Of Basic Net Capital Requirement:
    Company                                             $ 5,000

Excess Net Capital                                                       $14,187

Excess Net Capital At 1,000 Percent                                      $18,970

Ratio:  Aggregate Indebtedness To Net Capital                                11%

SCHEDULE II

KIMBERLY CAPITAL CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2002

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

SCHEDULE III

KIMBERLY CAPITAL CORP.
INFORMATION RELATING TO POSSESSIN OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2002

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

KIMBERLY CAPITAL CORP.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2002

Kimberly Capital Corp. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

*Bernard Chipetine, C.P.A.*

CERTIFIED PUBLIC ACCOUNTANT

310 OLD COUNTRY ROAD
• GARDEN CITY, NEW YORK 11530

(516) 248-9300
FAX (516) 248-8711

Board of Directors
Kimberly Capital Corp.

In planning and performing my audit of the financial statements and supplemental schedule of Kimberly Capital Corp. (the Company), for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital provisions under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, Management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers, and should not be used for any other purpose.

Bernard Chipetine, CPA

Garden City, New York
January 23, 2003